Filed by Ciena Corporation

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Cyan, Inc.

(Commission File No. 001-35904)

On May 4, 2015, Gary B. Smith, President and CEO of Ciena Corporation, sent an email to all employees of Ciena Corporation. Copied below is the text of the email.

Ciena Team,

Today, I’m pleased to announce that we’ve entered into a definitive agreement to acquire Cyan, a leading provider of SDN, NFV and metro packet-optical solutions. Read the press release here.

Fit with Ciena’s strategy

This acquisition advances a strategy that started with the introduction of our OPn architecture and was extended with last year’s launch of our Agility software division. We’ve been fundamentally changing our business through openness, software and an ecosystem-based approach, while leading a transformation of the network from the delivery of capacity to the creation of “capability on demand.”

This acquisition is a highly targeted investment in this direction, elevating the business value of networks for our customers and their end-users by:

•	Increasing the monetization of network assets

•	Speeding the time to market with differentiated services

•	Vastly improving efficiency through both lower costs and faster implementation of new technologies

Strength of the combination

With this acquisition, we gain complementary best-in-class software that, when paired with our Agility portfolio, makes virtualized networks and services easily available on demand. Cyan brings orchestration and control software as well as the next evolution of multi-vendor network management software. Cyan also brings a packet-optical hardware business that offers immediate value and further strengthens our leadership in packet-optical.

The fact that Cyan offers an emerging business together with a well-established one, means it is significantly easier for Ciena to make this kind of forward-looking investment, which we believe is the right move for both companies.

Integration activities

Given that we just signed the agreement to acquire Cyan and because the proposed acquisition is subject to certain approvals, we are not yet in a position to provide much detail about the future combined organization. That said, we have a great track record of integration and will approach this with the same design points as our successful Nortel MEN integration, rooted in three key principles.

•	The customer always comes first. Continuity of supply is critical to our customers, and meeting that need is critical to Ciena.

•	We will leverage complementary capabilities and eliminate overlapping investments to yield a best-in-class portfolio and realize positive revenue and cost synergies.

•	We believe in quick decision-making, which provides clarity, focus and motivation for all parties, and will execute our integration accordingly.

I look forward to sharing more details as we move through the process. However, certain regulatory approvals and other conditions are required in order for us to complete the transaction. As such, we need to be careful to treat each other as separate companies and to protect each party’s proprietary, confidential and competitively-sensitive information. I also ask you not to add any conjecture or speculation to the public facts about the transaction, including through the use of social media. To help you, we’ve made some pre-approved material available on Inside.Ciena, including an Employee Do’s and Don’ts document to be sure we conduct ourselves properly during this period. All materials can be found here.

Strengthening our Leadership

Both Ciena and Cyan are experiencing strong momentum in the market. We believe that this acquisition will only enhance our efforts to deliver diversified growth, to substantially increase profitability, and to expand our role and reach in a rapidly evolving industry.

Gary

Cautionary Statement Regarding Forward Looking Statements

This communication contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These statements, as they relate to Ciena Corporation (“Ciena”) or Cyan (“Cyan”), the management of either such company or the proposed transaction between Ciena and Cyan, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. Ciena and Cyan undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the networking industry, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,”

“continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents Ciena and Cyan have filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as the possibility that (1) Ciena and Cyan may be unable to obtain stockholder or regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of Ciena and Cyan or such integration may be more difficult, time-consuming or costly than expected; (4) the proposed transaction may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed transaction, including difficulties in maintaining relationships with customers or retaining key employees; (6) the parties may be unable to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; or (7) the industry may be subject to future risks that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by Ciena and Cyan. Neither Ciena nor Cyan gives any assurance that either Ciena or Cyan will achieve its expectations.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Ciena and Cyan described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. All forward-looking statements included in this document are based upon information available to Ciena and Cyan on the date hereof, and neither Ciena nor Cyan assumes any obligation to update or revise any such forward-looking statements.

Additional Information and Where to Find It

This document relates to a proposed transaction between Cyan and Ciena, which will become the subject of a registration statement and joint proxy statement/prospectus forming a part thereof to be filed with the SEC by Ciena. This document is not a substitute for the registration statement and joint proxy statement/prospectus that Ciena will file with the SEC or any other documents that Cyan or Ciena may file with the SEC or send to stockholders in connection with the proposed transaction. Before making any voting decision, investors and security holders are urged to read the registration statement, joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters.

Investors and security holders will be able to obtain free copies of the registration statement, joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Cyan or Ciena through the website maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus, once it is filed, from Cyan by accessing Cyan’s website at investor.cyaninc.com/investors/default.aspx or upon written request to ir@cyaninc.com.

Participants in Solicitation

Ciena, Cyan and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Cyan’s stockholders in connection with the proposed transaction. Information regarding Cyan’s directors and executive officers is contained in the proxy statement for Cyan’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 2, 2015. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Cyan’s website at investor.cyaninc.com/investors/sec-filings/default.aspx. Information regarding Ciena’s executive officers and directors is contained in the proxy statement for Ciena’s 2015 Annual Meeting of Stockholders filed with the SEC on February 11, 2015. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Ciena’s website at www.ciena.com. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of this document as described in the preceding paragraph.